

Jasmine Farrell · 3rd
Co-Founder of ZestBloom at ZestBloom, Inc.
Greater Burlington Area · Contact info
307 connections

 ZestBloom, Inc.

Humboldt State University

Experience


Co-Founder of ZestBloom, Inc.
ZestBloom, Inc. · Full-time
May 2021 – Present · 6 mos
United States

Co-founder establishing and directing the activities of ZestBloom, Inc.


Co-Founder & CEO
Cipher Corp · Full-time
Jan 2020 – Present · 1 yr 10 mos
Vermont, United States

As a Web Developer for Cipher, I'm responsible for designing, coding, and modifying websites, from layout to function and according to client's specifications. I strive to create visually appealing sites that feature user-friendly design and clear navigation. As CEO of Cipher, I'm responsible for creating, planning, implementing, and integrating the st ...see more


Independent Owner
Jiraf · Freelance
May 2016 – Jan 2020 · 3 yrs 9 mos
Burlington, Vermont Area

· Establish and manage a freelance graphic design business that aims to assist companies in brand development.
· Spearhead visual identity including brand positioning promotions and digital marketing for different companies. ...see more

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Site Reliability Engineer
NERSC — Lawrence Berkeley National Laboratory
May 2015 – Jun 2017 · 2 yrs 2 mos
Berkeley

DevelopingApp for National Energy Research Scientific Computing Center in the OTG (Operations Technology Group). Tools and APIs required to build applications for the iPhone and iPad platforms using the iOS SDK. User interface design for mobile devices and unique user interactions using multi-touch technologies. Object-oriented design using mo ...see more


Software Engineer Internship
Omni | On-Demand Storage & Delivery
Feb 2016 – May 2016 · 4 mos
San Francisco Bay Area

https://www.beomni.com/

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Education


Humboldt State University
Bachelor of Science (B.S.), Cell/Cellular and Molecular Biology
2002 – 2007
Activities and Societies: Internship for Genetic Tech: as a Biomedical Intern Debate: Logic 101, Speech 210, Debate 110, Debate Team Minor in Music: Music theory, World music, Orchestra Art: Adobe Photoshop, Adobe Illustrator, Drawing

· Skilled with Adobe Creative Suite (Illustrator, Photoshop, InDesign) Microsoft Office and web design applications (Dreamweaver, HTML).

· Able to stretch the boundaries of web design and digital storytelling to help client's brands stand out.

· Developed numerous marketing programs (logos, brochures, newsletters, infographics, presentations, and advertisements)

City College of San Francisco
Certificate of Achievement in C++ Programming, Certificate of Administration I, and iOS development, Computer Science, 3.8
2016 – 2017
Activities and Societies: WISE, Coders Club, CodePath, Admin

· Studied graphic design and basic design for one year (2016) for personal enrichment, the experience improved my web design skills. I learned about typography, layout, and general design concepts like contrast, proportion and readability.

· The beginning of my journey into programming; this is where I learned to Analyze problems and interpret technical specifications to create and program appropriate algorithmic solutions that include the use of control structures, parameters and return values.

· Design and implement abstract data types using classes, encapsulation, inheritance and polymorphism, including class declarations and implementations for array-based and linked data structures.

· Compare and contrast algorithms for efficiency. Predict the results of code using the data structures stacks, queues, trees, graphs, heaps, and hash tables with associated algorithms such as insertion, deletion, retrieval, search, and traversal.

Media (1)



CCSF MISSION CAMPUS

UC Berkeley Extension
Computer Science
2016 – 2017

Licenses & certifications


Computer programming C++
CCSF


Series 6, 63, Life and Health

Volunteer experience


Volunteer
SF-Marin Food Bank



May 2014 – Present · 7 yrs 8 mos
Poverty Alleviation



Volunteer
Lancaster General Hospital
Jan 2000 – Jan 2004 · 4 yrs 1 mo
Health



Volunteer
Capital Roots (formerly Capital District Community Gardens)
Jan 2012 – Present · 9 yrs 10 mos
Environment

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